INVEST IN **ESCAPING OHIO**

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imdb.com/title/tt14940842/?ref_=ext_shr_lnk Akron OH

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Highlights

1. A feature film shooting this August starring actors from Netflix, Hulu, Amazon, CW, AMC, CBS & more
2. Director/writer/star shorts have played at numerous film festivals & won her a Best Actress award
3. Emily Bergl is a well known actor starring in numerous TV series, films & Broadway shows
4. Producer/star played opposite Liv Tyler & Bel Powley in Wildling- premiered at SXSW & now on Netflix
5. Producer/star played opposite Joey King in Radium Girls- premiered at Tribeca FF & now on Netflix
6. The script has been workshopped in the Sundance Institute
7. You want to support female filmmakers. In 2020, only 16% of films were directed by women
8. We have relationships with sales agents, distributors & agencies to sell the film once complete

Our Team



Jessica Michael Davis Director/Writer/Sam

Award-winning actor & filmmaker from Akron, OH, based in NYC, who's shorts have played at film festivals in NYC, Hollywood & internationally, winning her a Best Actress award. Recently developed the Escaping Ohio short within the Sundance Institute.

Escaping Ohio gives a modern, authentic take to the 90s/early 2000s teen movies we know and love while bringing the true beauty & charm of Ohio to the screen, something no movie has done before.



Collin Kelly-Sordelet Producer/Co-Writer/JJ

Award-winning actor who's films have premiered at Sundance, Tribeca & SXSW and are currently streaming on Netflix. Was the leading role in Sting's Broadway musical, The Last Ship, and recently portrayed JJ in the Tony-winning play, The Ferrymen.



Emily Bergl Producer/Renee, Sam's mom

Best known for her role as Beth Young on Desperate Housewives, Sammi Slott in Shameless, Tammi Bryant on the TNT drama series Southland, Tessie in The Marvelous Mrs. Maisel & many more. She also portrayed Mary in the Tony-winning play, The Ferrymen.

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The story of Escaping Ohio



Escaping Ohio began as a short film which was shot in 14 locations in only 4 days with a budget less than $15,000. Our team knows how to tell a compelling story with stand out characters while creating a beautiful, captivating film on a modest budget and schedule.

After wrapping the short film, we knew there was more to these characters and their journey, and that we had something really special & unique in our hands.

> *"While it is a visually stunning piece of art, it is also filled with heart and inspiration. It is a message in chasing your dreams and following your passions when even your heart is conflicted. A message that we all need from time to time."*

--Gina Marie Rodriguez, Filmmaker, Westfield International Film Festival Founder

> *"Without question, the best part for me was definitely the chemistry between the leads, which articulates growth and depth from the very beginning. The acting transcends the quality of fiction for two lived-in characters who are illustrated with such personality."*

-The Film Freak

> *"It moved me in so many ways."*

-Stephanie Bast, Broadway actress & singer

> *"This short left me wanting more. From the nostalgia she captures in what Ohio really is, to the on-screen chemistry between her and the other lead; I felt like I was watching a blockbuster hit."*

--Ryan Weiss, Host of Made To Motivate Popculture Podcast

> *"Escaping Ohio is a rom-com that hearkens back to movies like Clueless and To All the Boys I've Loved Before, while attempting to break the formulaic mold of typical movies in this genre."*

-Akronist.com

> *"I kept wanting more!"*

-Late Fee Cinema





Synopsis

It's the summer between high school graduation and the rest of their lives in a small town in Akron, Ohio, where best friends, Sam & JJ, were born and raised.

While JJ is excited to start the life he has planned, Sam is excited to have the world at her fingertips, which starts by getting the hell out of Ohio.

Sam has been offered a full ride scholarship to a local college, which everyone reminds her is a great opportunity, but she's afraid that if she doesn't escape now, she never will. Her heart has called her to apply to a writing internship in California, which she soon lands. But when JJ finds out his best friend is thinking of leaving, he dares her that he can prove why Ohio is worth sticking around for.

Taken aback by Ohio's charm- and JJ's, Sam begins to realize there is beauty in the subtleties and ordinariness when it's spent with someone special.

Torn between a life of love with her best friend and pursuing her desire to live an adventurous life and realize her full potential, Sam struggles to make a decision as she tries to resist society's notion that we must have it all figured out.




The feature-length script was accepted to be workshopped in the Sundance Institute. Jessica has been revising the script one-on-one with a Sundance filmmaker.



Distribution

We will be seeking to premiere the film at a top-tier festival, with the plan to finish the film in time to submit to Sundance Film Festival in 2022 for a January 2023 premiere. Other possible premiere venues include SXSW, Slamdance, TIFF, Tribeca, Cannes, or Berlin. These are festivals that offer the best possibility for a distribution deal.

We will be taking around the Escaping Ohio short film before then to build up an audience & excitement for the feature film while making more connections with sales agents and distribution companies. We have a huge advantage, for while many filmmakers take their short films to festivals to their feature developed, we will already have our feature film completed and will be in a better position to approach these connections at festivals.

The easiest distribution strategy and return on investment would come from an all-rights deal for the film. However, if an all-rights deal isn't lucrative for all parties, we are prepared to distribute the film ourselves across platforms domestically while making deals with distributors in foreign territories for Theatrical, Digital, and Blu-Ray releases.


GEMFIELDS
IFC
WILDLING
SUNDANCE FILM FESTIVAL
TRIBECA FILM FESTIVAL
CHAIN FILM FESTIVAL

Our Audience


10 things I hate about you
Clueless
BoyHood
ethan hawke julie delpy
Before Sunrise
booksmart
To All the Boys
NETFLIX
Lady Bird

Fans of teen movies will love our aesthetic since we're pulling inspiration from the 90s/early 2000s for our stylish production design, iconic wardrobe, and killer soundtrack. While lovers of Richard Linklater's films (Jessica's favorite filmmaker) will come for the thought provoking, authentic story and our two lead characters who resemble chemistry similar to Jesse and Céline in the Before Trilogy.

Escaping Ohio will most resemble coming-of-age stories like Booksmart, Lady Bird, and To All the Boys I've Loved Before; all franchise-able films with a global audience.



Support Film in Ohio

We're so excited to be working with the Greater Cleveland Film Commission! Other films they've worked on include the Oscar-winning film Judas and the Black Messiah, the Netflix film All the Bright Places, Marvel films, and many more.



Ohio is another character in our film, bringing all its beauty & charm to the screen. Jessica was born & raised in Akron, OH and is excited to show it off and bring business to her home state.

The way Jessica portrays Ohio through her lens of love and nostalgia is another element as to how our film will stand out against the rest. Streaming platforms & networks are looking for new stories based outside of the usual New York City & LA and though some films have been set in Ohio before, rarely do they make use of all it has to offer.

Plus, everyone knows someone from Ohio.



Testimonials

> *"Jessica is the embodiment of a very talented female filmmaker to look out for, lots of great work ahead."*

-Late Fee Cinema

> *"Jessica and Collin Kelly-Sordelet are two of the most charming, dedicated, and talented people I've ever met. I cannot wait to see them on screen again. I have a feeling that we will be seeing a lot more of each of them in the future and I'll be happy to say I 'knew them when.'"*

-Gina Marie Rodriguez, Filmmaker, Westfield IFF Founder

> *"The chemistry is undeniable."*

-Miss en Scene

> *"I'd bet on Jessica any day."*

-The Film Freak

> *"I've been following Jessica's career for over a decade, and the growth in her work is remarkable. She's just a kid from Akron, but she's creating greatness far beyond Ohio."*

-Ryan Weiss, Host of Made To Motivate Popculture Podcast





Downloads

Escaping Ohio business plan.pdf

Escaping Ohio deck.pdf